11/6

03037519

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Continental Precious Minerals Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED NOV 25 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3358 FISCAL YEAR 5-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY:

DAT :

Continental Precious Minerals Inc.

CZQ.H

annual report 2003

CONTINENTAL PRECIOUS MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario M5H 3V5

TO THE SHAREHOLDERS:

Your Company's interest in Ekwan Technology Corporation has become a major focus. Continental plans to do a significant exploration program utilizing this technology. The instrument and software required is substantially complete and dependent on obtaining additional financing which should be in place for the commencement of a program in the coming year. Your Company has approximately a 45% interest in Ekwan Technology Corporation.

Our program in Elsmere Island has ceased for the present and we have allowed our leases to lapse.

Our interest in the Western Australia Joint Venture is expected to be converted into shares. We expect this program will continue.

Continental continues to own several royalties in properties and in areas throughout North America, however the mineral exploration activity related to these royalties is minimal at this time.

Your company still has sufficient working capital and is in a position to search and take advantage of any future opportunities that may arise.

ON BEHALF OF THE BOARD OF DIRECTORS

Ed Godin, President

October 22nd, 2003

RWBRENT
CHARTERED ACCOUNTANT

195 Barrington Avenue ◆ Suite 808 ◆ Toronto, Ontario ◆ M4C 5M7

(416) 694-8193 ◆ cell (416) 520-5928 ◆ fax (416) 694-6791 ◆ e-mail rwbrent@interlog.com

September 29, 2003

Auditor's Report

To the Shareholders of
Continental Precious Minerals Inc.

I have audited the consolidated balance sheet of Continental Precious Minerals Inc. as at May 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at May 31, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated July 26, 2002.

R.W. Brent

Chartered Accountant
Toronto, Canada

Continental Precious Minerals Inc.
(incorporated under the laws of Ontario)

	May 31 2003	2002
Assets		
Current assets		
Cash and cash equivalents (Note 2)	$ 188,375	$ 638,490
Marketable securities (quoted market value $337,620 (2002 - $157,050))	337,620	148,012
Accounts receivable	2,669	12,335
Income taxes recoverable	105,002	105,002
	633,666	903,839
Investments (Note 3)	167,059	249,164
Resource properties (Note 4)	1	6,821
	$ 800,726	$ 1,159,824
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 44,066	$ 27,232
Shareholders' Equity		
Share capital (Note 5)	4,293,379	4,293,379
Deficit	(3,536,719)	(3,160,787)
	756,660	1,132,592
	$ 800,726	$ 1,159,824

Approved by the Board "Edward Godin" Director "Patricia Sheahan" Director

	Year ended May 31 2003	2002
Revenue		
Interest Income	$ 5,966	$ 25,903
Gain on sale of marketable securities	29,873	-
Dividend Income	733	-
	36,572	25,903
Expenses		
Bad debt	10,000	81,625
Consulting fees	-	3,120
Directors' fees	14,000	27,000
Expense allowance	18,000	18,000
Management salaries and benefits	124,828	123,510
Office and general	23,510	22,126
Professional fees	15,442	23,698
Shareholder information	8,323	9,002
Stock exchange fees	2,550	9,699
Transfer agent's fees	8,069	10,655
Travel and business development	65,955	61,183
Write down of investments	32,902	388,618
Write off of resource properties	6,820	11,011
Loss on sale of marketable securities	-	1,225
Share of results of Ekwan Technology Corporation	82,105	431,799
	412,504	1,222,271
Net (loss) for the year	(375,932)	(1,196,368)
Deficit, beginning of year	(3,160,787)	(1,964,419)
Deficit, end of year	$ (3,536,719)	$ (3,160,787)

Basic and fully diluted loss per share (Note 5 (d))	$ (0.06)	$ (0.21)

Continental Precious Minerals Inc.

	Year ended May 31 2003	2002
Cash flows from operating activities		
Net (loss) for the year	$ (375,932)	$ (1,196,368)
Adjustments for		
Bad debt expense	10,000	81,625
Write down of investments	32,902	388,618
(Gain) loss on sale of investments	(29,873)	1,225
Write off of resource properties	6,820	11,011
Share of loss of Ekwan Technology Corporation	82,105	431,799
Changes in non-cash working capital balances		
Accounts receivable	(334)	(10,680)
Income taxes	-	34,885
Accounts payable	16,834	(1,463)
(Decrease) in operating activities	(257,478)	(259,348)
Cash flows from investing activities		
Acquisition of investments	(480,358)	(416,711)
Proceeds from sale of investments	287,721	4,450
Expenditure on resource properties and related expenditures	-	(456)
(Decrease) in investing activities	(192,637)	(412,717)
(Decrease) in cash and cash equivalents during the year	(450,115)	(672,065)
Cash and cash equivalents, beginning of year	638,490	1,310,555
Cash and cash equivalents, end of year	$ 188,375	$ 638,490

1. Summary of significant accounting policies

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting policies are as follows:

(a) Nature of business
Continental Precious Minerals Inc.'s (the "company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

(b) Principles of consolidation
The company incorporated a subsidiary, Cambodian Ventures Ltd., in February 1995.

These financial statements include the accounts of the subsidiary from the date of incorporation.

(c) Cash and cash equivalents
Cash and cash equivalents are defined as highly liquid investments and consist of money market instruments.

(d) Marketable securities
Marketable securities are recorded at the lower of cost and market value.

(e) Investments
Long term investments over which the company has significant influence are recorded using the equity method, whereby the financial statements reflect in operations the company's proportion of the results of the operations of such entities. These results are included on the basis of fiscal years ending on dates other than the company's year end.

Investments over which the company does not exercise significant influence are recorded at cost and are written down when a permanent impairment in value is identified.

(f) **Resource properties**
The company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of its resource properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is sold, abandoned, or exploration results are negative and no future work is planned in the foreseeable future, the related costs are to be charged to operations in that year.

The recorded book value of resource properties is not intended to reflect their present or future value.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying properties, the ability of the company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof.

(g) **Flow-through common shares**
The common shares of the company allow for the transfer of the income tax deductibility of related exploration expenditures incurred by the company to the shareholders. The proceeds on issue of these flow-through common shares, net of issue costs, are allocated to the stated capital of the shares.

(h) **Income taxes**
The company follows the liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not "more likely than not", a valuation allowance is provided.

(i) **Financial instruments**
Interest and credit risks
Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest rate or credit risks arising from its financial instruments.
Fair value of financial instruments
The fair value of current financial instruments excluding marketable securities and investments approximates the carrying value due to their short term maturity.

(j) **Stock-based compensation plans**
Effective June 1, 2002 the company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourages entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The company has chosen the intrinsic method and the required pro forma information is presented in Note 5 (c).

2 Cash and cash equivalents

Included in cash and cash equivalents is a variable rate guaranteed investment certificate with principal and accrued interest totalling $Nil (2002 - $351,973). This investment bore interest at 1.75% at May 31, 2002, cashable on demand, maturing in December 2002. The cash and cash equivalents can be summarized as follows:

	2003	2002
Cash held at banks	$ 131,560	$ 40,596
Cash held by brokers	56,815	245,921
Guaranteed investment certificate	-	351,973
	$ 188,375	$ 638,490

3. Investments

	2003	2002
Investments without quoted market value		
603555 Alberta Ltd.	$ 25,785	$ 25,785
Ekwan Technology Corporation - cost	683,168	683,168
Share of losses of Ekwan Technology Corporation	(541,894)	(459,789)
	$ 167,059	$ 249,164

The fair value of investments without quoted market value is not readily determinable as the shares are not traded.

The summarized audited balance sheet and results of operation of Ekwan Technology Corporation at March 31, 2003 and 2002 are:

	March 31, 2003	March 31, 2002
Balance sheet		
Current assets	$ 70,223	$ 151,613
Deferred development cost	600,000	650,000
	$ 670,223	$ 801,613
Current liabilities	308,196	287,133
Shareholders' equity	362,027	514,480
	$ 670,223	$ 801,613
Results of operations		
Loss for the year	$ 172,453	$ 901,271

During the year, the company's equity interest in Ekwan Technology Corporation was slightly eroded due to a private placement that Continental did not participate in. As at March 31, 2003 the company owned 47.61% (2002 - 47.91%).

4. Resource properties

	2003	2002
Residential interests (1)	$ 1	$ 1
Ellesmere and Devon Island properties, Nunavut	-	6,820
	$ 1	$ 6,821

(1) The company holds a residual interest in certain resource properties which are carried at a nominal amount. Details of these interest are as follows:

(a) **Baffin Island**
The company holds a 3% net smelter return ("NSR") royalty in certain mining claims located on Baffin Island, known as the Perimeter Properties, that are owned by International Capri Resources Ltd. ("Capri"). Should the proven and/or probable reserves be not less than 25,000,000 tons, the NSR royalty will increase to 4% and should the proven and/or probable reserves be not less than 50,000,000 tons, the NSR royalty will increase to 5%. In the event that the NSR royalty increase to 4% or 5%, Capri shall have the option to purchase the company's NSR royalty in excess of 3% for $5,000,000.

(b) **Other Interests**
The company has net profit interests in the following properties owned by Texas Star Resource Corporation:

Northwest Territories properties	- 2% net profit interest
Big Trout Diamond, Ontario property	- 3% net profit interest
Crater of Diamonds, Arkansas property	- 3% net profit interest
Other Arkansas properties	- 2% net profit interest

5. Share capital

(a) **Authorized**
Unlimited number of Class A preference shares
Class A Preference shares are issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance.
Unlimited number of Common shares
Issued
Common shares

	Number of Common Shares	Consideration
Share capital, May 31, 2003 and 2002	5,796,513	$ 4,293,379

(b) **Stock Option Plan**
The company has established a stock option plan (the "Plan") for directors, officers and key employees. The maximum number of Common Shares reserved for issuance at any time pursuant to the Plan is 1,150,000. The expiry dates of options granted under the Plan are determined by the board of directors at the time the options are granted, provided that the term of any such option may not be for less than three years or more than ten years from the date of grant thereof. The exercise price of options granted under the Plan is fixed by the board of directors and must be no less than the closing price of the Common Shares on the stock exchange on which the Common Shares are trading on the day proceeding the effective date of each grant. Under the Plan the directors have granted the following stock options:

Exercise price	$ 0.55	$ 0.45	$ 0.55	$ 0.10
Expiry date	Sept. 5, 2002	Sept. 28, 2004	Nov. 26, 2006	Dec. 9, 2007
Balance May 31, 2001	216,427	184,309	-	-
Granted	-	-	80,000	-
Exercised	-	-	-	-
Expired and forfeitures	-	-	-	-
Balance May 31, 2002	216,427	184,309	80,000	-
Granted	-	-	-	216,427
Exercised	-	-	-	-
Expired and forfeitures	(216,427)	-	-	-
Balance May 31, 2003	-	184,309	80,000	216,427

Of the 80,000 options expiring November 26, 2006 only 20,000 are exercisable at May 31, 2002 with the remainder at a rate of 20,000 every six months.

(c) Stock option compensation

The company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had the stock-based compensation for the 216,427 stock options (all options awarded after June 1, 2002 which is when the company adopted the new CICA standard see Note 1 (j)) been determined, the company's pro-forma net loss and loss per share would have been as follows:

	2003
Net loss as reported	$ (375,932)
Unrecorded stock option compensation adjustment	(16,448)
Pro-forma net loss	$ (392,380)
Basic loss per share as reported	$ (0.06)
Pro-forma loss per share	$ (0.07)

For the purpose of pro-forma disclosure above, the following assumptions were used under the Black - Scholes option pricing model: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and an expected average life of 5 years.

(d) Basic and fully-diluted (loss) per share

The following table sets forth the computation of basic and fully-diluted (loss) per share:

	2003	2002
Numerator:		
(Loss) for the year	$ (375,932)	$ (1,196,368)
Numerator for basic and fully-diluted (loss) per share	$ (375,932)	$ (1,196,368)
Denominator:		
Weighted average number of common shares	5,796,513	5,796,513
Denominator for basic loss per share	5,796,513	5,796,513
Effect of dilutive securities:		
Stock options (1)	-	-
Denominator for fully-diluted (loss) per share	5,796,513	5,796,513
Basic (loss) per share	$ (0.06)	$ (0.21)
Fully-diluted (loss) per share	$ (0.06)	$ (0.21)

(1) The stock options were not included in the computation of fully-diluted (loss) per share as their inclusion would be anti-dilutive.

6. Supplementary cash flow information

	2003	2002
Cash refunded for income taxes	$ -	$ (34,885)

7. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There are no future tax liabilities.

Significant components of the company's future tax assets are as follows:

	2003	2002
Future tax assets:		
Marketable securities	$ 6,217	$ 101,498
Investment and advances	186,733	174,980
Resource properties	27,817	25,794
Capital losses carried forward	124,001	126,725
Non-capital losses carried forward	277,259	196,371
Total future tax assets	622,027	625,368
Valuation allowance for future tax assets	(622,027)	(625,368)
Net future tax assets	$ -	$ -

The company provided a valuation allowance equal to the future tax assets because it is not more likely than not that they will be realized.

The company's income tax expense for each of the years ended May 31, 2003 and 2002 is Nil. The reconciliation of income tax to the financial statements at the statutory tax rates is as follows:

	2003	2002
(Loss) before income taxes	$ (375,932)	$ (1,196,368)
Income tax (recovery) at the combined federal and provincial rates of 37.79% and 38.62% respectively	$ (142,065)	$ (462,037)
Non-deductible writedown of securities and investments	12,434	150,084
Non-deductible loss of Ekwan	31,027	166,761
Non-deductible share of loss of subsidiary	1,522	1,362
Non-deductible writedown of resource properties	2,577	4,252
Non-deductible meals and entertainment	11,538	9,451
Writedown of loan receivable not taxable	-	31,524
Other	(2,141)	473
Future income tax benefit not recognized	85,108	98,130
	$ -	$ -

The company has capital loss carryforwards of approximately $656,000, approximately $73,600 in various mining and oil and gas tax pools and approximately $733,600 in non-capital loss carryforwards to reduce future years' income for income tax purposes. No benefit from these amounts has been recorded in these financial statements.

The capital losses have no expiration date, however the non-capital losses will expire as follows:

2007	$ 58,400
2008	195,900
2009	254,100
2010	225,200
	$ 733,600

8. **Related party transaction not disclosed elsewhere**

Included in accounts payable is an advance totalling $6,820 (2002 - $6,820) from Ed Godin, the company's director and President. The advance due to the related party is interest free and has no fixed repayment terms.

9. **Segmented information**

The company's operations comprise a single reporting operating segment engaged in mineral exploration through investing in resource properties and other companies who are engaged in mineral exploration. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for interest income, and loss for the year also represent segment amounts.

All of the company's operations, with the exception of the 2 net profit interests in Arkansas which have been written off, and all other assets are located in Canada.

As of October 10, 2003, the following items were outstanding:

i) 5,796,513 common shares

ii) Stock options

Number of shares	Expiry Date	Exercise Price $
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
216,427	December 9, 2007	0.10
480,736		

BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

CONTINENTAL PRECIOUS MINERALS INC.

Issuer Details

NAME OF ISSUER	FOR THE YEAR ENDED	DATE OF REPORT MM/DD/YY
CONTINENTAL PRECIOUS MINERALS INC.	May 31, 2003	October 10, 2003

ISSUER ADDRESS				
56 TEMPERANCE STREET, 4TH FLOOR				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
EDWARD GODIN	DIRECTOR	(905) 276-1508

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N.A.	N.A.

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"EDWARD GODIN"	"EDWARD GODIN"	October 10, 2003
"PATRICIA SHEAHAN"	"PATRICIA SHEAHAN"	October 10, 2003
"STEWART JACKSON"	"STEWART JACKSON"	October 10, 2003

1. Analysis of expenses

See the allocation in the audited Consolidated Statements of Operations and Deficit for the year ended May 31, 2003 (audited)

2. Analysis of related party transactions

See Note 8 in the audited Consolidated Financial Statements for the year ended May 31, 2003

3. Summary of securities issued and options granted during the year

(a) Summary of securities issued during the year

None

(b) Summary of options granted during the year

Date Granted	Name of optionee	# of Options	Exercise Price	Expiry Date
09-Dec-02	Patricia Sheahan	45,618	$ 0.10	December 9, 2007
09-Dec-02	Stuart Jackson	45,618	0.10	December 9, 2007
09-Dec-02	Ed Godin	105,191	0.10	December 9, 2007
09-Dec-02	George Duguay	10,000	0.10	December 9, 2007
09-Dec-02	Allan Ringler	10,000	0.10	December 9, 2007
		216,427		

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of Class A Preference share
Unlimited number of Common shares

(b) Number and recorded value of share capital

5,796,513 common shares valued at $4,293,379

(c) Summary of options and warrants at period end

Options

See Note 5(b) in the May 31, 2003 Consolidated Financial Statements (audited)

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Edward Godin - President, CEO, Secretary-Treasurer and Director
Patricia Sheahan - Director
Stewart Jackson - Director
J. Allan Ringler - assistant Secretary and CFO
George Duguay - Assistant Treasurer

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

MAY 31, 2003

DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments in mining companies. More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan").

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage. At this time, Ekwan requires financing to continue operations.

LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the audited May 31, 2003 consolidated financial statements. The Company has no operations and the Company's only sources of income in the current year has been interest and dividend income of $6,699. The Company also had a gain on sale of marketable securities of $29,873. Expenses for the year total $412,504, which includes the Company's share of loss from Ekwan Technology in the amount of $82,105.

The Company has no employees except for the president and promoter of the Company.

The Company spent no money on exploration expenditures during the year. No major expenditures are expected in the near future.

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

MAY 31, 2003

LIQUIDITY AND SOLVENCY (Continued)

As of May 31, 2003, the Company had cash and cash equivalents of $188,375.

During the year , the Company had no financing activity and no shares were issued.

Working capital at the end of the fiscal year was $589,600.The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted loss per share was $0.06 for the year (2002 - $0.21).

The Company is able to meet future obligations due to the strong cash position of the Company. As of May 31, 2003, accounts payable of $44,066 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues except for investment income, and is seeking exploration opportunities while focusing on Ekwan.

CONTINENTAL PRECIOUS MINERALS INC.

4th Floor, 56 Temperance Street
Toronto, Ontario
M5H 3V5

Supplemental Mailing List Form

If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately, to our transfer agent:

EQUITY TRANSFER SERVICES INC.
120 Adelaide Street West
Suite 420
Toronto, Ontario
M5H 4C3

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements (registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in an agent, broker, or bank's name).

****

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of Continental Precious Minerals Inc.

[Please PRINT your name and address]

____

(First Name and Surname)

____

(Number and Street) **(Apartment/Suite)**

____

(City) **(Province/State)**

____

(Postal/Zip Code) **(Country)**

Signed: ____________________________

(Signature of Shareholder)

03 NOV -5 AM 7:21

CONTINENTAL PRECIOUS MINERALS INC.
4th Floor
56 Temperance Street
Toronto, Ontario
M5H 3V5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 24, 2003

TO THE SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC.:

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Continental Precious Minerals Inc. (the "Corporation") will be held on Monday, November 24, 2003, at 11:00 a.m. (Toronto time) at the Ontario Club, 30 Wellington Street West, 5th Floor, Commerce Court South, Toronto, Ontario, for the purpose of considering and acting upon the following matters:

1. to receive, consider and approve the consolidated financial statements of the Corporation for the fiscal year ended May 31, 2003, and the report of the auditor thereon;
2. to elect directors;
3. to appoint the auditor and to authorize the directors to fix his remuneration;
4. to approve a new stock option plan, details of which are contained under "Approval of New Stock Option Plan" in the annexed management information circular;
5. to approve a re-pricing of certain stock options granted under the Corporation's stock option plan;
6. to approve the release from escrow of certain shares in the capital of the Corporation;
7. to ratify all acts and deeds of the directors and officers of the Corporation in their capacity as such for and on behalf of the Corporation since the beginning of the Corporation's most recently completed fiscal year; and
8. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record as of the close of business on October 20, 2003 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are urged to execute and return the accompanying proxy in the prepaid envelope provided for that purpose.

Dated the 15th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS,

EDWARD GODIN
PRESIDENT
Toronto, Ontario

IMPORTANT: Shareholders who are unable to be present in person at the Meeting are requested to fill in, date, sign and return, in the envelope provided for that purpose, the form of proxy accompanying this Notice. In order to be voted, proxies must be received by the Corporation, c/o Equity Transfer Services Inc., the Corporation's transfer agent, at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, Attention: Proxy Department, by not later than 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment thereof. A management information circular and form of proxy accompany this Notice.

CONTINENTAL PRECIOUS MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MONDAY, NOVEMBER 24, 2003

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONTINENTAL PRECIOUS MINERALS INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON NOVEMBER 24, 2003 AT THE ONTARIO CLUB, 30 WELLINGTON STREET WEST, 5TH FLOOR, COMMERCE COURT SOUTH, TORONTO, ONTARIO, AT 11:00 A.M. (TORONTO TIME), AND AT ANY ADJOURNMENT THEREOF (THE "MEETING") FOR THE PURPOSES SET OUT IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by the directors, officers and employees of the Corporation who will not receive any additional compensation for such services. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting or any adjournment thereof. **Each shareholder is entitled to appoint a person to represent such shareholder at the Meeting, who need not be one of the persons named in the accompanying form of proxy**.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

NON-REGISTERED HOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the common shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a) **Voting Instruction Form.** In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

(b) **Form of Proxy.** Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of the Corporation c/o Equity Transfer Services Inc., Attention: Proxy Department, Suite 420, Adelaide Street West, Toronto, Ontario M5H 4C3 as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Class A Preference Shares ("Class A Shares") and an unlimited number of common shares. At the date of this Circular, the Corporation had issued and outstanding 5,796,513 common shares, each carrying one vote per share and no Class A Shares.

In accordance with the provisions of the Act, the Corporation will prepare a list of all persons who are registered holders of common shares on October 20, 2003 (the "Record Date") and the number of common shares registered in the name of each person on such date. Each shareholder is entitled to one vote for each common share registered in such shareholder's name as it appears on the list except to the extent that such shareholder has transferred any of his or her shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns the shares and demands, not later than ten days before the date of the Meeting, that his or her name be included in the list. In such case the transferee is entitled to vote his or her shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date of this Circular, the only person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting is as follows:

Name of Shareholder	**Securities so Owned, Controlled or Directed**	**% of the Class of outstanding Voting securities of the Corporation**
Edward Godin	1,180,492 common shares(1)	20.4%

Note:

(1) 187,500 of the 1,180,492 common shares held by Mr. Godin are held in escrow pursuant to an escrow agreement. Mr. Godin is also the holder of stock options for the purchase of 289,500 common shares, of which 184,309 were granted under the Old Plan and 105,191 were granted under the New Plan. See "Particulars of Matters to be Acted Upon – Approval of New Stock Option Plan" for a description of the Old Plan and New Plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

Audited Financial Statements

The financial statements for the fiscal year ended May 31, 2003, and the report of the auditor thereon, will be submitted to the Meeting. Receipt at the Meeting of the Corporation's financial statements and of the auditor's report thereon will not constitute approval or disapproval of any matters referred to therein.

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of nine directors, to be elected annually. As the number of directors to be elected has been fixed at three, shareholders will be asked to elect three directors at the Meeting.

The following table provides the names of the proposed nominees for election to the board of directors (the "Nominees") and information concerning each of them. The persons indicated on the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each Nominee elected will hold office from the date of the Meeting or any adjournment thereof at which he or she is elected until his or her successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his or her successor is elected or appointed. Two or more persons, personally present or represented by proxy and representing not less than fifty percent (50%) of the outstanding shares of the Corporation entitled to vote at the Meeting shall constitute a quorum for the purposes of electing directors at the Meeting. In the event that directors are not elected at the Meeting for whatever reason, the incumbent directors shall continue in office until their successors are elected.

Name and Municipality of Residence	**Office Held with the Corporation**	**Director Since**	**Principal Occupation if Different from Office Held**	**Number of Common Shares Beneficially Owned or Over Which Control is Exercised** (1)
Edward Godin(2) **Mississauga, Ontario**	President, Secretary-Treasurer and Director	April 28, 1987	N/A	1,180,492
Patricia Sheahan(2) **North York, Ontario**	Director	August 22, 1988	President of Konsult International Inc. (geoscience information specialist)	15,000
Stewart A. Jackson, Ph.D(2) **Colorado, USA**	Director	October 27, 1989	Self-employed mining consultant for past 15 years	106,000

Notes:

(1) The information as to common shares beneficially owned or over which the Nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.
(2) Member of Audit Committee.

MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THE DISCRETION OF MANAGEMENT UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

BDO Dunwoody LLP, Chartered Accountants, tendered their resignation as auditor of the Corporation effective March 4, 2003 and the board of directors of the Corporation appointed R.W. Brent, Chartered Accountant, as successor auditor. BDO Dunwoody LLP has acted as auditors of the Corporation since March 3, 1994. The resignation of BDO Dunwoody LLP as auditors of the Corporation was not as a result of any disagreements or unresolved issues that occurred in connection with the audits of the Corporation's financial statements nor the result of any other "reportable event" as specified in National Policy No. 31. Annexed hereto as Appendix I is a copy of the Notice of Change of Auditor prepared by the Corporation, a copy of a letter from BDO Dunwoody LLP and a copy of a letter from R.W. Brent (collectively, the "Reporting Package"). In compliance with National Policy No. 31, a copy of the Reporting Package has been filed with the securities administrators in each province in which the Corporation is a reporting issuer and delivered to BDO Dunwoody LLP and R.W. Brent.

Approval of New Stock Option Plan

The Corporation has a stock option plan which was initially established in 1989 (the "Old Plan"). There are options outstanding under the Old Plan for the purchase of up to 264,309 common shares. On February 6, 2002, the directors of the Corporation adopted a new stock option plan (the "New Plan") which complies with the rules of CDNX (which are the same as the rules of the TSX Venture Exchange). No new options will be granted under the Old Plan. The Old Plan will be terminated once all of the options outstanding under the Old Plan expire or are exercised. The Corporation received the approval of CDNX to the New Plan on February 28, 2002. Although the approval of the shareholders of the Corporation was not required as a condition of the approval of CDNX, the Corporation has determined to seek the approval of the New Plan by its shareholders.

The New Plan authorizes the board of directors of the Corporation to grant non-transferable stock options to its service providers. Under the New Plan, the number of shares subject to stock options cannot exceed 1,150,000 and the total number of shares which may be reserved for issuance to any one individual under the New Plan cannot exceed 5% of the issued and outstanding shares, provided that (i) the maximum number of shares which may be reserved for issuance to insiders under the New Plan, Old Plan and any other stock option plans or options cannot exceed 10% of the issued and outstanding shares at the time of the grant, (ii) the maximum number of shares which may be issued to insiders under the New Plan, Old Plan and any other share compensation arrangements within any one year period cannot exceed 10% of the outstanding issue, and (iii) the maximum number of shares which may be issued to insiders under the New Plan, Old Plan and any other compensation arrangement within a one year period cannot exceed 5% of the shares outstanding at the time of the grant. Notwithstanding the maximums provided under the New Plan, for so long as the Corporation trades on the NEX Board of the TSX Venture Exchange, the Corporation shall be subject to the additional limitations imposed by the NEX policy which states that the maximum number of options that may be reserved for issuance or issued in any 12 month period is limited to 10% of the issued and outstanding securities of an issuer. The exercise price shall be determined by the board of directors from time to time on the basis of the closing price of the shares on any stock exchange on which the shares are listed. As the TSX Venture policies regarding pricing and terms of stock options apply to issuers that trade on the NEX Board of the TSX Venture Exchange, the minimum exercise price cannot exceed the Discounted Market Price (which is the market price less a discount of a maximum of 25%, subject to a minimum exercise price of $0.10 for incentive stock options).

On December 9, 2002, the directors of the Corporation granted options under the New Plan for the purchase of an aggregate 216,427 common shares at an exercise price of $0.10 per share, subject to ratification of the New Plan by shareholders. The recipients of such stock options were Edward Godin (the President and a director), Patricia Sheahan (a director), Stuart Jackson (a director), J. Allan Ringler (chief financial officer and assistant secretary) and George Duguay (assistant treasurer).

Shareholders are asked to consider, and if thought advisable, to pass a resolution at the Meeting ratifying and approving the New Plan, substantially in the form annexed as Appendix II. In order to be effective, the New Plan must be approved by a majority of the votes cast at the Meeting, excluding the votes attached to shares of the Corporation beneficially owned by insiders to whom options may be issued under the plan and their associates.

Variation in Exercise Prices of Certain Stock Options

The options outstanding under the Old Plan for the purchase of up to 264,309 common shares have exercise prices of $0.45 and $0.55 per share. A portion of the options were granted on September 28, 1999 and a portion granted on November 26, 2001. The holders of the options are Edward Godin (the President and a director), J. Allan Ringler (chief financial officer and assistant secretary) and George Duguay (assistant treasurer). The board of directors has determined that a variation in the exercise price of such options is necessary in order to encourage and achieve the necessary level of motivation among option holders. The board of directors has sought the approval of the NEX Board of the TSX Venture Exchange for such variation in pricing. In order to become effective, the rules of the NEX Board require that the variation be approved by a majority of the votes cast at the Meeting, excluding the votes attached to shares of the Corporation beneficially owned by insiders to whom options may be issued under the plan and their associates.

Release of Shares from Escrow

Pursuant to an escrow agreement dated November 12, 1987 among Edward Godin, Frank E. Holmes, 713136 Ontario Limited, National Trust Company and the Corporation, an aggregate 375,000 common shares in the capital of the Corporation are held in escrow, of which 187,500 common shares are owned by Edward Godin, the President of the Corporation. Given that such shares have been held in escrow for 16 years and given the administrative costs of maintaining the escrow agreement, the Corporation wishes to take the necessary steps on behalf of the escrowed shareholders to release such shares from escrow. As National Policy 46-201 provides that the securities regulators consent to amendments to escrow agreements made prior to the date on which the Policy became effective (September 21, 2001) to reflect the release terms of the Policy provided that certain conditions are met, the Corporation proposes to amend the terms of the escrow agreement. One of the conditions is that the amendment must be approved by a majority of the votes cast at the Meeting excluding the votes attached to shares owned by the escrowed shareholders and their affiliates and associates. Accordingly, shareholders will be asked at the Meeting to authorize the release from escrow of all of the 375,000 common shares in the capital of the Corporation held in escrow pursuant to the escrow agreement.

Confirming Acts of Directors and Officers

Highlights of the activities of the Corporation since the beginning of the Corporation's most recently completed fiscal year are discussed in the President's Letter enclosed with this Circular. Although not required to be submitted to a vote of the shareholders, management of the Corporation has, in past years, sought a "vote of confidence" and will accordingly ask shareholders at the Meeting to adopt the following resolution:

> "**RESOLVED THAT** all acts and deeds of the directors and officers of the Corporation performed in their capacity as such for and on behalf of the Corporation and all contracts entered into and expenditures incurred by the directors and officers for and on behalf of the Corporation since the beginning of the Corporation's most recently-completed fiscal year be approved and ratified."

Management does not intend to further pursue this matter in the event that a majority of the shareholders fail to approve the foregoing resolution, since the "vote of confidence" being sought is not, technically, required to be obtained.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

No officer or director of the Corporation is indebted to the Corporation as at the date hereof.

EXECUTIVE COMPENSATION

Compensation of Officers

The following table, presented in accordance with Form 40 of the Regulation made under the *Securities Act* (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the last three fiscal years in respect of the individual who was, at each year-end, the Chief Executive Officer of the Corporation (the "Named Executive Officer"). The Corporation had no other executive officers whose total salary and bonuses during the fiscal years ended May 31, 2003, 2002 and 2001 exceeded $100,000:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
Name and Title	**Fiscal Year Ended**	**Annual Salary ($)**	**Bonus ($)**	**Other Compen-sation ($)**	**Securities Under Options Granted**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Edward Godin, President, Secretary-Treasurer and Director	May 31, 2003	120,000	-	18,000(1)	-	-	-	6,000(2)
	May 31, 2002	120,000	-	18,000(1)	-	-	-	9,000(2)
	May 31, 2001	120,000	-	18,000(1)	184,309	-	-	2,000(2)

Notes:

(1) Amount paid as travel allowance.
(2) Amount paid as director's fee.

Option Grants During the Fiscal Year Ended May 31, 2003

On December 9, 2002, a total of 105,191 stock options were granted to the Named Executive Officer at an exercise price of $0.10 per share, of which 52,595 have vested as of the date hereof.

Options Exercised and Aggregates Remaining at Year-end

The following table provides detailed information regarding options exercised by the Named Executive Officer and options held by the Named Executive Officer as at May 31, 2003:

Name and Title	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at May 31, 2003		Value of Unexercised In-the-Money Options at May 31, 2003(1)	
			Exercisable (#)	Unexercisable (#)	Exercisable (#)	Unexercisable (#)
Edward Godin, President, Secretary-Treasurer and Director	Nil	N/A	236,904	52,596	Nil	N/A

Note:

(1) Based on the market price for the common shares on the TSX Venture Exchange on May 31, 2003 of $0.08.

Employment Contracts

The Corporation does not at present have any employment contracts with any employees.

Compensation of Directors

Each director of the Corporation is entitled to receive $2,000 per meeting of the directors, shareholders and audit committee attended by him or her. During the fiscal year ended May 31, 2003, the Corporation paid an aggregate of $14,000 to the directors in respect of such fees.

Directors are also entitled to participate in stock options. Of the 480,736 options outstanding under the Old Plan and New Plan as at May 31, 2003, 380,736 options have been granted to the directors of the Corporation.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Subsequent to year end (on July 10, 2003), the Corporation agreed, in an effort to assist Ekwan Technology Corporation in completing a private placement, not to demand repayment within a year from Ekwan of advances totalling $81,625 made by the Corporation to Ekwan during the fiscal year ended May 31, 2002. Such advances are unsecured, with no fixed term of repayment. As of July 10, 2003, Ekwan has agreed to pay interest at prime plus 1% per annum. Edward Godin, a director and President of the Corporation, is a director, shareholder and the President of Ekwan. The Corporation owns approximately 47.1% of Ekwan's issued and outstanding shares.

Included in accounts payable is an advance totalling $6,820 (2002 - $6,820) from Edward Godin, a director and the President of the Corporation. The advance from Mr. Godin is interest free and has no fixed repayment terms.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director, and no associate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

STATEMENT OF CORPORATE GOVERNANCE

Background

Certain corporate governance policies and practices maintained by the Corporation are described below.

Duties and Responsibilities of the Board of Directors

The directors of the Corporation are responsible for the stewardship of the Corporation. The board reviews the strategic plan presented by management on a periodic basis and monitors the management of the principal risks faced by the Corporation in relation to its business and operations.

Board Compensation and Structure

The board consists of three members. Given the size of the Corporation, the board considers that its size is appropriate for effective decision-making. Only one director, the President, acts as an executive officer. All other directors are not employees or officers of the Corporation.

The other directors are also unrelated to the President, who, to the knowledge of the Corporation, is the largest shareholder of the Corporation. Accordingly, the investment in the Corporation by shareholders other than its largest shareholder is well represented on the board.

Given the size of the board, the board does not have any committees other than an audit committee which comprises all three members of the board. The board does not have a committee responsible for proposing new nominees to the board and for assessing directors on an ongoing basis, nor does it have an orientation and education program for new recruits to the board. Rather than assigning the matter to a committee, the board as a whole has the responsibility for developing the Corporation's approach to governance issues.

Board Independence from Management

The President has general supervision over the business of the Corporation, subject to the limits on his authority as established by the board. The President reports to the board in his capacity as the senior officer, under the parameters established by the Corporation's by-laws. Individual directors may engage the services of outside advisors at the expense of the Corporation in circumstances considered appropriate.

Shareholder Communication

The Corporation regularly communicates with its shareholders and the investment community through its quarterly reports, annual reports and press releases as appropriate from time to time. Communications from shareholders are referred to the appropriate person for consideration and response. Significant issues raised by shareholders are brought to the attention of the board of directors.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

GENERAL

Except where otherwise indicated, information contained herein is given as of October 15, 2003.

The contents and sending of this Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation.

DATED as of the 15th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

Per: ______________________________

Edward Godin
President

APPENDIX I

NOTICE OF CHANGE OF AUDITOR

TO: **BDO Dunwoody, LLP, Chartered Accountants**

AND TO: **R.W. Brent, Chartered Accountant**

TAKE NOTICE THAT BDO Dunwoody, LLP, Chartered Accountants, the former auditors of **CONTINENTAL PRECIOUS MINERALS INC.** (the "Corporation") tendered their resignation (the "Resignation") effective March 4, 2003 and the directors of the Corporation on March 4, 2003 have appointed R.W. Brent, Chartered Accountant, successor auditor in their place.

TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditor's reports on the annual financial statements of the Corporation for the two (2) fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(b) the Corporation's Board of Directors and Audit Committee have accepted the resignation of BDO Dunwoody, Chartered Accountants, and approved the appointment of R.W. Brent, Chartered Accountant in their place; and

(c) there were no reportable events (as defined in part 3 of National Policy No. 31) in connection with each of BDO Dunwoody, LLP, Chartered Accountants audits of the Company, which occurred prior to their resignation.

DATED at Toronto, Ontario this 4th, day of March, 2003.

BY ORDER OF THE BOARD

Edward Godin,
President

BDO

BDO Dunwoody LLP
Chartered Accountants
and Consultants

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

April 4, 2003

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Quebec Securities Commission

Dear Sirs:

Re: Continental Precious Minerals Inc.

As required by National Policy Statement No. 31 of the Canadian Securities Administrators, we have reviewed the information contained in the Notice of Change of Auditors of Continental Precious Minerals Inc. (the "Corporation") dated March 4, 2003 (the "Notice") and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

Yours truly,

BDO Dunwoody LLP

CHARTERED ACCOUNTANTS

Robert W. Babensee, C.A.
Partner

R W BRENT
CHARTERED ACCOUNTANT

195 Barrington Avenue ◆ Suite 808 ◆ Toronto, Ontario ◆ M4C 5M7

(416) 694-8193 ◆ cell (416) 520-5928 ◆ fax (416) 694-6791 ◆ e-mail rwbrent@interlog.com

Alberta Securities Commission
British Columbia Securities Commission
Quebec Securities Commission
Ontario Securities Commission

Ladies and Gentlemen:

Continental Precious Minerals Inc.

I have read the Notice of Continental Precious Minerals Inc. dated March 4, 2003, and I am in agreement with the statements contained in such Notice.

Yours very truly

R.W. Brent

R. W. Brent
Chartered Accountant

Toronto, Ontario
March 22, 2003

CONFIRMATION

CHANGE OF AUDITOR

TO: **Alberta Securities Commission**
British Columbia Securities Commission
Quebec Securities Commission
Ontario Securities Commission

AND TO: **BDO Dunwoody, LLP, Chartered Accountants**

AND TO: **R.W. Brent, Chartered Accountant**

We confirm that Notice of Change of Auditors, the letter of BDO Dunwoody, LLP, Chartered Accountants and the letter of R.W. Brent, Chartered Accountant, annexed hereto as Exhibits "A", "B" and "C" respectively, have been reviewed by the audit committee and board of directors of **CONTINENTAL PRECIOUS MINERALS INC.**

CONTINENTAL PRECIOUS MINERALS INC.

Per:____________________
Edward Godin,
President

APPENDIX II

2002 STOCK OPTION PLAN
STOCK OPTION PLAN

1. PURPOSE

The purpose of this stock option plan (the "Plan") is to authorize the grant to service providers for **Continental Precious Minerals Inc**. (the "Corporation") of options to purchase common shares ("shares") of the Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2. ADMINISTRATION

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the "Committee"). Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Corporation shall grant options under the Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 12 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed **1,150,000**. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the outstanding issue. The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Corporation's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee.

4. LIMITS WITH RESPECT TO INSIDERS

1. The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

2. The maximum number of shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

5. ELIGIBILITY

Options shall be granted only to service providers for the Corporation. The term "service providers for the Corporation" means (a) any full or part-time employee ("Employee") or Officer, or insider of the Corporation or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Corporation ("Management Company Employee"); (c) any other person or company engaged to provide ongoing consulting services for the Corporation or any entity controlled by the Corporation ("Consultant") or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities ("Investor Relations Employee") (any person in (a) (b), (c) or (d) hereinafter referred to as an "Eligible Person"); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Corporation must represent that the optionee is a bonafide Employee, Consultant or Management Company Employee as the case may be. The terms "insider" "controlled" and "subsidiary" shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6. LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS EMPLOYEES

1. The maximum number of shares which may be reserved for issuance to Consultants under the Plan, any other employer stock option plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis)

2. The maximum number of shares which may be reserved for issuance to Investor Relations Employees under the plan, any other employer stock options plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

7. PRICE

The purchase price (the "Price") for the shares of the Corporation under each option shall be determined by the board of directors or Committee, as applicable, on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade. In the event the shares are listed on the Canadian Venture Exchange, the price may be the market price less any discounts from the market price allowed by the Canadian Venture Exchange, subject to a minimum price of $0.10.

8. PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 8 and paragraphs 9, 10 and 17 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding five years. The shares to be purchased upon each exercise of any option (the "optioned shares") shall be paid for in full at the time of such exercise. Except as provided in paragraphs 9, 10 and 17 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Corporation.

9. CESSATION OF PROVISION OF SERVICES

Subject to paragraph 10 below, if any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (whether or not for cause) the optionee may,but only within the period of ninety days, or thirty days if the service provider is an Investor Relations Employee, next succeeding such cessation and in no event after the expiry date of the optionee's option, exercise the optionee's option unless such period is extended as provided in paragraph 10 below.

10. DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee's option, the option theretofore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding the optionee's death. Before expiry of an option under this paragraph 10, the board of directors or Committee, as applicable, shall notify the optionee's representative in writing of such expiry.

11. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferrable by an optionee otherwise than by will or by laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

12. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If there is a reduction in the exercise price of the options of an insider of the Corporation, the Corporation will be required to obtain approval from disinterested shareholders.

13. AMENDMENT AND TERMINATION OF THE PLAN

The board of directors or Committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment is subject to regulatory approval.

14. EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

15. EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

16. EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

17. VESTING RESTRICTIONS

Options issued under the Plan may vest at the discretion of the board of directors or Committee, as applicable, provided that (a) the number of shares which may be acquired pursuant to the Plan shall not exceed a specified number or percentage during the term of the optionee; (b) if the shares are listed on CDNX, the options shall vest no more frequently than equally on a quarterly basis over a period of not less than 18 months and if the shares are listed on any other stock exchange, the shares shall vest in accordance with the requirements of such exchange; and (c) options issued to Investor Relations Employees must vest in stages over not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period.

18. NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

1. the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

2. a third party makes a bona fide formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof, (i) the board of directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the board of directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfillment of any conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

(a) the acquisition by any "offeror" (as defined in Part XX of the Securities Act (Ontario) of beneficial ownership or more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise;

(b) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(c) any sale, lease exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the assets of the Corporation; or

(d) the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

19. RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

20. GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

21. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised.

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